Filed by Uniti Group Inc.

(Commission File No.: 001-36708)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Uniti Group Inc.

(Commission File No.: 001-36708)

On May 29, 2024, Uniti Group Inc. delivered a presentation at the TD Cowen 52nd Annual Technology, Media & Telecom Conference. The slides accompanying that presentation are below.

Together, Building the Future TD Cowen 52 nd Annual Technology, Media & Telecom Conference May 29, 2024

No Offer or Solicitation This communication and the information contained in it are provided for information purposes only and are not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Uniti Group Inc . (“Uniti”), Windstream Holdings II, LLC (“Windstream”) or the proposed combined company (“New Uniti”) or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made in the United States absent registration under the U . S . Securities Act of 1933 , as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements . Additional Information and Where to Find It Uniti and Windstream plan to file relevant materials with the Securities and Exchange Commission (the “SEC”) in connection with the contemplated transaction (the “Transaction”), including a registration statement on Form S - 4 with the SEC that contains a proxy statement/prospectus and other documents . Uniti will mail the proxy statement/prospectus contained in the Form S - 4 to its stockholders . This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the Transaction . THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITI, WINDSTREAM, NEW UNITI, THE TRANSACTION AND RELATED MATTERS . INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TRANSACTION . The proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the Transaction will be available when filed free of charge on the SEC’s website (at www . sec . gov) . Copies of documents filed with the SEC by Uniti will be made available free of charge on Uniti's investor relations website (at https : //investor . uniti . com/financial - information/sec - filings) . Participants in the Solicitation Uniti, Windstream and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Uniti’s stockholders in connection with the Transaction . Information about Uniti’s directors and executive officers is set forth in the sections titled “Proposal No . 1 Election of Directors” and “Security Ownership of Certain Beneficial Owners and Management” included in Uniti’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 11 , 2024 (and which is available at https : //www . sec . gov/Archives/edgar/data/ 1620280 / 000110465924046100 / 0001104659 - 24 - 046100 - index . htm), the section titled “Directors, Executive Officers and Corporate Governance” included in its Annual Report on Form 10 - K for the fiscal year ended December 31 , 2023 , which was filed with the SEC on February 29 , 2024 (and which is available at https : //www . sec . gov/ix?doc=/Archives/edgar/data/ 1620280 / 000162828024008054 /unit - 20231231 . htm), and subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC . Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Uniti stockholders in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC . These documents can be obtained free of charge from the sources indicated above . Cautionary Statement 2

Cautionary Statement 3 Forward - Looking Statements This communication contains forward - looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995 . Forward - looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions . However, the absence of these words or similar terms does not mean that a statement is not forward - looking . All forward - looking statements are based on information and estimates available to Uniti and Windstream at the time of this communication and are not guarantees of future performance . Examples of forward - looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others : our 2024 financial outlook, expectations regarding lease - up of our network, strong demand trends, business strategies, growth prospects, in addition to statements regarding our merger with Windstream (including expected benefits to shareholders of Uniti), the future performance of the new entity resulting form the merger of Uniti and Windstream (the “Merged Group”), perceived and potential synergies, expectations around the financial impact of the Transaction on the Merged Group’s financials, the expected timing and structure of the Transaction, the competitive ability and position of Merged Group following completion of the Transaction, and other expected benefits of the Transaction, such as improved operations, ongoing development and growth potential, market profile, business plans, expanded portfolio and financial strength of the Merged Group . Although we believe that the assumptions underlying the forward - looking statements are reasonable, we can give no assurance that our expectations will be attained . Factors which could materially alter our expectations include, but are not limited to, the future prospects of Windstream, in its capacity as our largest customer ; the ability and willingness of our customers to renew their leases with us upon their expiration, and the ability to reposition our properties on the same or better terms in the event of nonrenewal or in the event we replace an existing customer ; the availability of and our ability to identify suitable acquisition opportunities ; our ability to generate sufficient cash flows to service our outstanding indebtedness and fund our capital funding commitments ; our ability to access debt and equity capital markets ; the impact on our business or the business of our customers as a result of credit rating downgrades and fluctuating interest rates ; changes in the U . S . tax law and other state, federal or local laws ; covenants in our debt agreements that may limit our operational flexibility ; the possibility that we may experience equipment failures, natural disasters, cyber - attacks or terrorist attacks for which our insurance may not provide adequate coverage ; risks inherent in the communications industry and in the ownership of communications distribution systems, including potential liability relating to environmental matters and illiquidity of real estate investments ; the satisfaction of the conditions precedent to the consummation of the Transaction, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated ; unanticipated difficulties or expenditures relating to the Transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Transaction within the expected time period (if at all) ; potential difficulties in Uniti’s and Windstream’s ability to retain employees as a result of the announcement and pendency of the Transaction ; risks relating to the value of the securities to be issued in the Transaction ; disruptions of Uniti’s and Windstream’s current plans, operations and relationships with customers caused by the announcement and pendency of the Transaction ; legal proceedings that may be instituted against Uniti or Windstream following announcement of the Transaction ; and additional factors detailed in filings with the SEC, including Uniti’s annual report on Form 10 - K, periodic quarterly reports on Form 10 - Q, periodic current reports on Form 8 - K and other documents filed with the SEC . There can be no assurance that the Transaction will be implemented or that plans of the respective directors and management of Uniti and Windstream for the Merged Group will proceed as currently expected or will ultimately be successful . Investors are strongly cautioned not to place undue reliance on forward - looking statements, including in respect of the financial or operating outlook for Uniti, Windstream or the Merged Group (including the realization of any expected synergies) . Except as required by applicable law, Uniti does not assume any obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward - looking statements, whether as a result of new information, future events or results, or otherwise . Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Uniti, Windstream or the Merged Group, or the subject matter of this communication), create an implication that there has been no change in the affairs of Uniti or Windstream since the date of this communication .

Uniti + Windstream Merger Overview

Transformative Combination Unlocks Significant Value

- **Uniti and Windstream to combine to create a premier insurgent fiber provider with ~$4 billion in revenue and 217,000 fiber route miles covering 47 states within the U.S.**
- **Existing Uniti shareholders will own ~62% and existing Windstream shareholders will own ~38% of the outstanding common equity of the combined company[(1)], with certain of Windstream's largest shareholders, including Elliott, rolling substantially all of their investment value in Windstream into the combined company**
- **New combined company will be well-positioned in rapidly growing market for digital infrastructure services, particularly in Tier II and III markets**
- **Combination accelerates growth, improves competitiveness and removes several dis-synergies and encumbrances, with additional levers for value creation and increased strategic optionality**
- **Compelling financial profile with meaningful synergies, enhanced cash flow generation and improved leverage that supports increasing shareholder returns**

Uniti

(1) Ownership percentage excludes impact of non-voting warrants issued to certain shareholders of Windstream. Inclusive of non-voting warrants, existing Uniti shareholders will own ~58% of the outstanding common equity of the combined company and existing Windstream shareholders will own ~42% of the outstanding common equity of the combined company.

5

Merger Pre - Close Priorities 6 Execution at Uniti Fiber and Uniti Leasing Develop Integration Plan ▪ Finalize Leadership Team ▪ Refine Kinetic Insurgent Go - to - Market Strategy ▪ Maximize Off - Net to On - Net Cost Synergies Unified Investor Relations Messaging with Windstream Refine Expanded FTTH Build Plan ▪ BEAD Program Developments Begin Strategic Review of New Asset Portfolio ▪ Develop Robust Execution Plan

(1) Based on Windstream’s 2023 cohort penetration rate. (2) Consumer broadband ARPU as of March 31, 2024. (3) Kinetic cost per passing excludes RDOF and PPP funding. (4) Reflects expanded build plan for Kinetic. Industry benchmark range based on Consolidated’s, Frontier’s, Lumen’s, and TDS’ an nou nced build plans and total passings as of March 31, 2024. (5) Includes all owned fiber for both Uniti and Windstream. Industry benchmark range based on Kagan estimates of FTTH providers. FTTH Industry Benchmarks 7 Industry Benchmark Range High Average Low 32% ~20% 9% ~29% Year 1 (1) Fiber Network Penetration % of Homes Passed 47% ~40% 27% >40.0% Maturity $100 ~$65 $43 ~$90 Broadband ARPU (2) Avg. Broadband Revenue per Sub $1,936 ~$990 $546 ~$650 Cost per Passing (3) $ per Passing 71% ~60% 41% ~60% FTTH Coverage (4) % of Network Covered with Fiber Once Build Plan is Complete ~350K ~105K ~15K ~217K Fiber Network Route Miles (5)

$2.2 $2.5 $0.8 $0.9 $1.0 $0.7 $4.1 $4.0 2023 2028 Estimate Kinetic Fiber Infrastructure Managed Services 2.1% CAGR New Uniti Long Term Growth (1) Excludes legacy Windstream revenue. Excluding Windstream wholesale, Fiber Infrastructure revenue CAGR would be 8.0%. (2) Excludes corporate expenses. Excluding Windstream wholesale, Fiber Infrastructure Adjusted EBITDA CAGR would be 12.2%. (3) Excludes expanded build plan for Kinetic. (4) G ives effect for the $425 million cash payment to holders of Windstream. 8 ($ in billions) 15% - 20% ~28% Net Capital Intensity (3) ~4.5x ~4.8x Net Leverage (4) 2023 2028 Estimate $1.0 $1.2 $0.4 $0.5 $0.3 $0.3 $1.7 $2.0 2023 2028 Estimate Kinetic Fiber Infrastructure Managed Services New Uniti Revenue (1) New Uniti Adjusted EBITDA (2) 4.0% CAGR 3.8% CAGR 2.3% CAGR ▪ Current Business Plan Fully Funded • 2024 - 2025 Cumulative Free Cash Flow Burn Expected to be More than Fully Funded with On - Hand Available Liquidity • New Uniti Expected to be Free Cash Flow Positive by the End of 2026 ($ in billions)

▪ Based on Current Fiber Build Plan, ~60% of Kinetic’s 2028 Estimated Adjusted EBITDA will be Fiber Related ▪ EXPECTED Kinetic Weighted Average Blended Multiple of 8.0x to 12.0x New Uniti Intrinsic Value Supported by Recent Financing / Strategic Transactions 9 Actionable Accretive Strategic and Financial Opportunities (1) Excludes corporate expenses. Kinetic DSL and Fiber 2023 Adjusted EBITDA split based on weighted average number of subscriber s f or each. (2) Kinetic public market multiple comparison based on recent trading multiples for Frontier and Consolidated Communications. Fiber Infrastructure market multiple comparison based on recent trading multiple for Cogent Communications. Public Market Multiples (2) CURRENT Weighted Average Blended Multiple Private Market M&A ABS Leverage 2023 Adjusted EBITDA (1) $ in Billions 9.0x 7.0x 9.5x 6.5x 6.0x 5.0x N/A $0.7 Kinetic – DSL 20.0x 10.0x 12.0x 9.0x $0.3 Kinetic – Fiber 13.0x 15.0x 9.0x 20.0x 10.0x 10.0x 8.0x $0.4 Fiber Infrastructure N/A 5.0x 3.0x 5.0x 3.0x N/A $0.3 Managed Services Recent Industry Multiples

Transaction Overview

Financial Terms	▪ Consideration to Windstream shareholders to include $425 million in cash, $575 million of preferred equity in the new combined company, and common shares representing ~38% ownership of the outstanding common equity of the combined company[(1)] • Windstream shareholders will additionally receive non-voting warrants to acquire up to 6.9% of common shares of the combined company ▪ Key Windstream shareholders are rolling substantially all of their current holdings in both companies ▪ The current business plan of the combined entity is expected to be fully funded with existing facilities and liquidity
Transaction Structure	▪ Existing debt structures of each company are expected to initially remain in place as separate credit silos ▪ Potential for tax basis step-up in most of Uniti's assets, resulting in future tax shield[(2)] ▪ Combined company will be a taxable C corporation
Company Name & Headquarters	▪ New combined company will retain the Uniti name and remain headquartered in Little Rock, Arkansas

Management & Board	▪ The existing Uniti executive management team, supported by key members of Windstream's management team, will lead the combined company
	▪ The combined company will benefit from the deep bench of fiber expertise across both Uniti and Windstream
	▪ New 9-person Board of Directors will consist of:
	  • Uniti's existing 5 board members;
	  • 2 new board members selected by Elliott; and
	  • 2 new board members jointly selected by Uniti and Elliott

Strategic Rationale & Capital Allocation Strategy	▪ The combined company is expected to have substantial value accretive uses for its capital going forward ▪ As a result, Uniti will suspend its common dividend ▪ Uniti will consider reinstating a common dividend in the future as appropriate
Closing Conditions	▪ Subject to Uniti shareholder vote, regulatory approvals and other customary closing conditions ▪ Targeted closing by the second half of 2025

Uniti

(1) *Ownership percentage excludes impact of non-voting warrants issued to certain shareholders of Windstream. Inclusive of non-voting warrants, existing Uniti shareholders will own ~58% of the outstanding common equity of the combined company and existing Windstream shareholders will own ~42% of the outstanding common equity of the combined company.*
(2) *The step-up in basis is dependent on Uniti's ability to obtain a private letter ruling from the IRS, and closing is not conditioned on that private letter ruling being obtained.*

10

Combined Company's Assets & Customers Create a Leader in the Fiber Space

- First mover fiber builder in Tier II and III markets to create insurgent-like competitive advantage
- Combined business will be a leader in reach and technology, while offering unique routes that differentiate Uniti from the competition
- Current operating plan is expected to be fully funded; ability to expand FTTH build by up to one million additional households

	Uniti	Windstream	Combined Company	
			Key Stats	Owned Fiber
Kinetic	PropCo	OpCo	4.3 Million Households	✓
National Wholesale Fiber Route Miles[(1)]	~140,000	~87,000	~217,000	✓
Regional Enterprise	30 Lit Metros	Field Ops[(2)]	30 to 50 Lit Metros	✓
Managed Services Revenue	-	~$1 Billion	~$1 Billion	Leverages Type II Fiber Services

Multiple Levers for Value Creation Backed by a Fully Funded Current Business Plan

Source: Uniti and Windstream filings and earnings presentations; company websites.
(1) Fiber route miles exclude ~9,000 of overlapping route miles.
(2) Field Ops includes engineering, service delivery, service assurance, NOC.

Uniti

11

Creating a Premier Insurgent Fiber Provider



Combined Uniti Network
Metro Markets with Uniti Enterprise Service
Market Expansion Opportunity

~217K Fiber Route Miles(1)	**~4.3M** Residential Households
~75% % Network Inventory Available	**~150K** On-Net Locations(2)
~600K Near-Net Locations(3)	**300+** Metro Markets(4)
~12.8K Fiber-to-the-Tower Connections	**~2.6K** Small Cell Connections

Company's Combined Tier II and III Market Footprint Creates Significant Competitive Advantage

Source: Uniti and Windstream filings and earnings presentations; company websites.
Note: Data as of December 31, 2023.
(1) Excludes ~9,000 of overlapping route miles.
(2) Represents on-net buildings connected to the combined network.
(3) Includes ~275,000 locations on Uniti network and ~325,000 locations on Windstream network that are within 2,000 feet of the overall network.
(4) Presence in 30+ enterprise enabled markets.

Uniti

12

Kinetic Investment Highlights

Unique, diverse footprint with limited overbuilder presence

- Rural and geographically diverse footprint: ~75% of footprint in markets with less than 20,000 households
- Insurgent fiber provider resulting in 85% of footprint with no overbuilders

Already upgraded ~1.5 million households to Next-gen FTTH

- Committed to fiber expansion in Tier II/III markets
- Secured grants/awards to build fiber to over 300,000 households in upcoming years through RDOF and public private partnerships

Additional network investments enhance competitive advantage and lower capex for FTTH upgrades

- Fiber and transport network investments over past 10 years support industry-leading ~$650 cost per passing

Proven build capabilities with strategic differentiation of in-sourced construction team

- Construction and engineering team consisting of ~1,000 employees
- Capable of managing significant build velocity with steadfast commitment to delivering high-quality results

Uniti

13

Kinetic’s FTTH Focus Has Significant Upside Potential Strong Fiber Expansion Opportunities ~34% 2020 - 2027 CAGR in Fiber Homes Passed (1) ~400K Incremental Fiber Homes Passed by 2027 (1)(2) >40% Long - Term Penetration Rate Target ~1.9M Total Fiber Homes Passed by 2027 (1) 14 Note: All data as of December 31, 2023 unless otherwise stated. (1) Does not include expanded build plan. (2) Expects to provide next gen speeds to an incremental ~400,000 households by 2027. Fiber Penetration Rates Continue to Improve with 2023 Cohort Outpacing Prior Years 18% 16% 22% 15% 15% 20% 22% 25% 26% 27% 24% 23% 23% 29% 22% 21% 26% 27% 29% 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 2020 – 2022 Cohort Penetration Rates Yr 1 Penetration Yr 2 Penetration 2023 Cohort Penetration Rates 20% 23% 27% 29% 3 month 6 month 9 month 12 month

Uniti’s Path Forward 15 FTTH Upgrade and Expansion Fiber Infrastructure Metro Market & Waves Expansion On - Net Fiber Focus Accretive Financing (i.e. ABS) M&A / SOTP Unlocks Network and Overhead Synergies Powerful Combination Accelerates Trajectory Opportunities for Further Value Creation Strong Underlying Fiber Infrastructure Combination Provides Complementary Coverage Networks and Avenues for Accelerated Growth & Cost Reduction High Yielding Accretive Opportunities Actionable Following Combination

Creating a Premier Digital Infrastructure Company 16 Premier Digital Infrastructure Company ▪ Uniti is a premier insurgent fiber provider within the U.S. ▪ Combines Uniti’s hard to replicate national network with scaled FTTH platform ▪ Differentiated position in large and growing Tier II/ III markets ▪ Removes several dis - synergies and disincentives ▪ Opex s ynergies: Targeted annual savings of up to $100 million ▪ Capex synergies: Targeted a nnual savings of $20 - 30 million Aligns Capital Allocation Objectives and Delivers Meaningful Synergies ▪ Enhanced cash flow accelerates FTTH deployments ▪ Fully - funded current business plan & accretive free cash flow ▪ Option to expand broadband by up to one million additional homes in existing markets Compelling Financial Profile with Increased Cash Flow Generation Stronger Balance Sheet ▪ Combined company 2023 net leverage ratio of 4.8x down from Uniti’s net leverage of 6.0x ▪ Growth and free cash flow generation expected to improve leverage trajectory over time ▪ Substantial M&A opportunities ▪ Non - core asset sales to de - lever and fund future build plans Enhanced Strategic Optionality

Current Uniti Overview

Uniti Company Overview National Network of 141,000 Fiber Route Miles and 8.5 Million Fiber Strand Miles Incremental Cash Yield 20% Incremental Cash Yield ~100% Leading Provider of Lit and Dark Fiber Solutions for Wireless Operators, Carriers, Enterprises, Schools and Government, Including Cell Site Backhaul, Small Cells, Internet Service and Wavelengths, with a Primary Focus in the Southeast x ~27,600 New Fiber Route Miles and ~2.1 Million New Fiber Strand Miles Built Since 2018 x Key Metrics: ▪ Annual Revenue of $288 Million (1) ▪ Annual Adjusted EBITDA of $113 Million (1) ▪ ~$1.6 Billion of Capital Deployed (5) ▪ ~$1.1 Billion of Revenues Under Contract (3) x ~28,900 Customer Connections (6) x Focused on Lease - Up of Tier II & III Markets within Our Southeast Footprint Owns, Acquires, and Leases Mission - Critical Communications Assets Nationwide to Wholesale Customers on Either an Exclusive or Shared - Tenant Basis x Proprietary Strategy and Advantaged REIT Structure x Key Metrics: ▪ Annual Revenue of $876 Million (1) ▪ Annual Adjusted EBITDA of $848 Million (1) ▪ ~$8.3 Billion of Capital Deployed (2) ▪ ~$5.0 Billion of Revenues Under Contract (3) x High Margin, Minimal Working Capital and Capex Requirements (4) , Long - Term Leases with Escalators x Focused on Additional Lease - Up Opportunities on Our National Long - Haul Network Uniti Fiber Uniti Leasing Note: All information is as of March 31, 2024, unless otherwise noted. (1) Based on the mid - point of 2024 Outlook range provided in the Company’s Earnings Release dated May 3, 2024. (2) Represents purchase price of TPx, CableSouth, and Bluebird, purchase price for fiber acquisition from Lumen Technologies (for mer ly CenturyLink), the net fair value of the dark fiber IRU and other assets acquired from Windstream as part of our settlement agreement, and Enterprise Value at time of spin - off from Windstream. See Glossary for explanation of Enterprise Value calculation. (3) Contracts are subject to termination under certain conditions and/or may not be renewed. Actual Revenues Under Contract coul d v ary materially. (4) Excludes capital commitments related to the GCI program. (5) Represents aggregate purchase price of acquired entities at Uniti Fiber. (6) Represents customer connections, both fiber and microwave. 18

Uniti’s National Fiber Network Robust Demand For Our Portfolio of Mission Critical Communications Infrastructure (1) As of March 31, 2024. (2) Represents new fiber route miles constructed at Uniti Fiber since 1/1/2018, and new fiber route miles constructed associated wit h the Windstream GCI program. (3) Includes small cells in service or in backlog. (4) Represents on - net and near - net buildings passed on Uniti Fiber’s network. (5) Represents the number of markets served by Uniti owned metro fiber or enterprise services. (6) Source: Kagan and company estimates. 19 Fiber Route Miles (1) ~141,000 Fiber Strand Miles (1) ~8,500,000 Route Miles Constructed (2) ~27,600 Small Cells (3) ~2,600 Buildings Passed (4) ~320,000 Total Metro Markets (5) ~300 1 RBOC 2 RBOC 3 RBOC 4 National Cable Provider 5 National Cable Provider 6 RLEC / National CLEC 7 RLEC / National CLEC 8 Independent Fiber Provider 9 Uniti 10 Independent Fiber & Tower Provider Top 10 Largest Fiber Providers in the U.S. (6)

Strategic Fiber Revenue 2024 MRR Growth Outlook (1) Continue to Execute on Our Lease - Up Strategy ($ in millions) 20 ~4% to 6% Year - Over - Year Growth (1) Includes Uniti Fiber and Non - Windstream Uniti Leasing recurring revenue. (2) R epresents annualized MRR as of the last day of the year. (2) (2) $35 - $45 $348 - $358

Cumulative Uniti Lease - Up Lease - up Provides Significant Upside on Fiber Acquired Through Sale Leasebacks and Other Asset Acquisitions (1) (2) (3) (4) (5) Incremental Cash Yield 29% Incremental Cash Yield ~100% (1) Calculated as expected annualized recurring cash flow on major wireless anchor builds at Uniti Fiber divided by the related n et capital investment on the anchor builds of ~$205 million. (2) Calculated as expected annualized recurring cash flow from lease - up sold on major wireless anchor builds from the time the proje ct started through March 31, 2024, divided by the related net capital investment on the lease - up of ~$353 million. (3) Represents expected initial cash yield on major wireless anchor builds plus expected incremental yield from lease - up sold to - dat e. (4) Calculated as expected annualized recurring cash flow from lease - up sold to - date through March 31, 2024 at Uniti Leasing divided by capital spent to acquire fiber assets from Lumen Technologies (formerly CenturyLink), net of upfront customer IRU payments r eceived. (5) Represents expected cumulative cash yield on major wireless anchor builds plus lease - up at Uniti Fiber and reflects capital spen t to acquire fiber assets from Lumen Technologies (formerly CenturyLink) and lease - up of those assets at Uniti Leasing. 21 Cumulative Cash Yield Has Increased More Than 3x from Anchor Cash Yield ▪ Initial Aggregate Cash Yields on Major Wireless Anchor Builds of ~7% ▪ Cumulative Lease - Up Sold Expected to Generate Incremental Cash Yields of ~37% ▪ Results in Combined Anchor and Lease - Up Cash Yield of ~25%

Uniti Leasing National Wholesale Business Overview

- **Strong Market and Growing Demand for High-Capacity Long-Haul Routes**
  - Annual North America Wavelength Sales Currently at ~$2 Billion and Expected to Grow at an Annual Rate of ~7%(1)
- **Owned National Fiber Network of 141,000 Route Miles and 8.5 Million Strand Miles**
  - Significant Amount of Capital and Time Needed to Replicate National Network
  - Only Five Owned National Networks in the U.S. and Only One Other Independent Fiber Provider
- **Attractive Anchor and Lease-Up Economics with Meaningful Organic Growth Potential**
  - Dark and Lit Network Growth
  - Expansion Opportunities for Uniti

North America Dark Fiber Demand(2)

$ in billions


Annual Growth: ~9%
$1.9
$2.1
$4.0
2022
2023E
2024E
2025E
2026E
2027E
2028E
2029E
2030E

Uniti Leasing Economics

- **Adjusted EBITDA Margin**(3)**:** ~97%
- **Capital Intensity**(3)**:** ~30%
- **Average Contract Term Length**(4)**:** ~20 Years
- **Monthly Churn %:** ~0%

Focus on Wholesale Opportunities Provides Significant Margin Enhancement and AFFO Growth

Uniti

(1) Source: ReportLinker.
(2) Source: Grand View Research. Represents expected dark fiber annual revenue within North America. Annual Growth rate based on expected constant annual growth rate from 2022 to 2030.
(3) Based on the mid-point of 2024 Outlook range provided in the Company's Earnings Release dated May 3, 2024.
(4) Represents average contract term length for lease-up sold as of March 31, 2024. Excludes contract term remaining under the Windstream Master Lease Agreements. Contracts are subject to termination under certain conditions and/or may not be renewed.

22

$0.3 $0.7 $0.5 $0.7 $0.5 $0.5 $0.5 $0.8 $0.3 $0.4 $0.4 $0.3 $0.3 $0.3 $0.3 $0.4 $0.3 $0.3 $0.4 $0.3 $0.4 $0.4 $0.3 $0.3 $0.3 $0.3 $0.53 $0.98 $0.93 $1.01 $0.84 $0.88 $0.79 $1.13 $0.62 $0.75 $0.71 $0.54 $0.60 66% 72% 61% 67% 52% 64% 74% 74% 77% 64% 62% 68% 57% 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 Wholesale Bookings Non-Wholesale Bookings Lease-Up Bookings % (MRR $ in millions) (1) (2) (3) Consolidated New Sales Bookings Healthy Mix of Both Wholesale and Non - Wholesale Opportunities Driving Robust Growth 23 ▪ Consolidated New Sales Bookings MRR of ~$0.6 Million in the First Quarter of 2024 ▪ Driven by Continued Lease - Up of Our National Owned Fiber Network Note: Amounts may not foot due to rounding. (1) Wholesale Bookings include Uniti Leasing bookings, and wireless and wholesale bookings at Uniti Fiber. (2) Non - Wholesale Bookings include enterprise, E - Rate and government bookings at Uniti Fiber. (3) Represents percentage of total bookings that comes from lease - up sold on our major wireless anchor builds and lease - up sold at U niti Leasing.

$216 $263 $304 $296 $285 $333 $300 $328 $283 $260 $298 $221 $253 $197 $227 $199 $213 $267 $334 $279 $279 $269 $342 $278 $253 $250 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 Enterprise New Sales Bookings Enterprise Gross Installs (MRR $ in thousands) Metro Business Overview Enterprise Lease - Up Activity Key Contributor to High Margin Recuring Revenue 24 ▪ Enterprise New Sales Bookings & Install Activity Remain Strong • Enterprise Recurring Revenue Up 14% from Prior Year First Quarter • Expect Strong Trends to Continue as We Capture Market Share and Deploy Fiber - Based Lit Services ▪ 30+ Markets Today with Enterprise Sales Presence • Average Market Share of Less than 5% Today • Available Fiber in ~300 Metro Markets • Expect to Enter Multiple Metro Markets Over the Next Several Years ▪ Attractive Economics with High Margin Opportunities • Typical Payback is About Half of the Contract Term • Typical Cash Yields of 50%+

Growth Capital Investments Overview

	2015 - 2023	YTD 2024[1]	Cumulative
TCI Investment[2]	~$1.2 Billion	-	~$1.2 Billion
GCI Investment[3]	~$794 Million	~$131 Million	~$925 Million
Total Network Investment[4]	~$2.0 Billion	~$197 Million	~$2.2 Billion
TCI Revenue[5]	~$237 Million	~$12 Million	~$249 Million
Annualized Cash Rent from GCI Investments	~$64 Million	~$10 Million	~$74 Million
% of Copper Network Overbuilt with Fiber[6]	~14.4% to ~24.4%	~25.0%	~25.0%
Fiber Route Miles Constructed[7]	~25,500	~2,100	~27,600

GCI Program "Facilitates Future Proofing" of Uniti's Network

(1) As of March 31, 2024.
(2) Represents tenant capital improvements made by Windstream.
(3) Represents growth capital investments made by Uniti.
(4) Represents combined TCI and GCI investments.
(5) Represents reported non-cash revenue related to the amortization of tenant capital improvements made by Windstream.
(6) Represents the percentage of the copper network that is part of our Master Lease agreements with Windstream that has been overbuilt with fiber from TCI and GCI investments.
(7) Represents new fiber route miles constructed at Uniti Fiber since 1/1/2018, and new fiber route miles constructed associated with the Windstream GCI program.

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Appendix

Reconciliation of Non - GAAP Financial Measures (1) $ in millions 2023 Windstream Uniti ($210) ($82) Net loss (2) 791 311 Depreciation and amortization 210 512 Interest expense (61) (68) Income tax benefit $730 $673 EBITDA 13 13 Stock - based compensation - 3 Adjustments for unconsolidated entities (2) 172 235 Transaction related costs & Other (2) $914 $924 Adjusted EBITDA (1) Amounts may not foot due to rounding. Combined Adjusted EBITDA excludes $70 million of non - cash items related to the master lease agreements, $130 million of GCI and Windstream settlement payments , and includes $100 million of estimated cost synergies. (2) Uniti includes $204 million goodwill impairment charge related to our Uniti Fiber segment and $9 million of Adjusted EBITDA r ela ted to recent asset sales. Windstream includes $98 million of settlement payments received from Uniti. 27

Reconciliation of Uniti Non - GAAP Financial Measures (1) $ in millions 2024 Outlook (2) Uniti (2) Corporate (2) Uniti Fiber (2) Leasing (2) $126 ($541) ($13) $680 Net income (loss) 317 - 137 179 Depreciation and amortization 506 506 - - Interest expense (12) - (14) 2 Income tax expense (benefit) $937 ($34) $110 $861 EBITDA 13 8 3 2 Stock - based compensation (19) - - (19) Gain on sale of real estate 9 5 - 4 Transaction related costs & Other $940 ($21) $113 $848 Adjusted EBITDA (1) Amounts may not foot due to rounding. (2) 2024 Outlook is based on the mid - point of 2024 Outlook range provided in the Company’s Earnings Release dated May 3, 2024. Our 2024 Outlook includes the impact from debt refinancings and transaction related and other costs incurred to date. Our outloo k e xcludes future merger & acquisitions, capital market transactions, and future transaction related and other costs. Actual results could differ materially from the se forward - looking statements. 28

Non - GAAP Financial Measures We refer to EBITDA, Adjusted EBITDA, Funds From Operations (“FFO”) (as defined by the National Association of Real Estate Investment Trusts (“NAREIT”)) and Adjusted Funds From Operations (“AFFO”) in our analysis of our results of operations, which are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”) . While we believe that net income, as defined by GAAP, is the most appropriate earnings measure, we also believe that EBITDA, Adjusted EBITDA, FFO and AFFO are important non - GAAP supplemental measures of operating performance for a REIT . We define “EBITDA” as net income, as defined by GAAP, before interest expense, provision for income taxes and depreciation and amortization . We define “Adjusted EBITDA” as EBITDA before stock - based compensation expense and the impact, which may be recurring in nature, of transaction and integration related costs, costs associated with Windstream’s bankruptcy, costs associated with litigation claims made against us, and costs associated with the implementation of our enterprise resource planning system, (collectively, “Transaction Related and Other Costs”), costs related to the settlement with Windstream, goodwill impairment charges, executive severance costs, amortization of non - cash rights - of - use assets, the write off of unamortized deferred financing costs, costs incurred as a result of the early repayment of debt, including early tender and redemption premiums and costs associated with the termination of related hedging activities, gains or losses on dispositions, changes in the fair value of contingent consideration and financial instruments, and other similar or infrequent items (although we may not have had such charges in the periods presented) . Adjusted EBITDA includes adjustments to reflect the Company’s share of Adjusted EBITDA from unconsolidated entities . We believe EBITDA and Adjusted EBITDA are important supplemental measures to net income because they provide additional information to evaluate our operating performance on an unleveraged basis . In addition, Adjusted EBITDA is calculated similar to defined terms in our material debt agreements used to determine compliance with specific financial covenants . Since EBITDA and Adjusted EBITDA are not measures calculated in accordance with GAAP, they should not be considered as alternatives to net income determined in accordance with GAAP . Because the historical cost accounting convention used for real estate assets requires the recognition of depreciation expense except on land, such accounting presentation implies that the value of real estate assets diminishes predictably over time . However, since real estate values have historically risen or fallen with market and other conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative . Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP . FFO is defined by NAREIT as net income attributable to common shareholders computed in accordance with GAAP, excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization and impairment charges, and includes adjustments to reflect the Company’s share of FFO from unconsolidated entities . We compute FFO in accordance with NAREIT’s definition . The Company defines AFFO, as FFO excluding (i) Transaction Related and Other Costs ; (ii) costs related to the litigation settlement with Windstream, accretion on our settlement obligation, and gains on the prepayment of our settlement obligation as these items are not reflective of ongoing operating performance ; (iii) goodwill impairment charges ; (iv) certain non - cash revenues and expenses such as stock - based compensation expense, amortization of debt and equity discounts, amortization of deferred financing costs, depreciation and amortization of non - real estate assets, amortization of non - cash rights - of - use assets, straight line revenues, non - cash income taxes, and the amortization of other non - cash revenues to the extent that cash has not been received, such as revenue associated with the amortization of tenant capital improvements ; and (v) the impact, which may be recurring in nature, of the write - off of unamortized deferred financing fees, additional costs incurred as a result of the early repayment of debt, including early tender and redemption premiums and costs associated with the termination of related hedging activities, executive severance costs, taxes associated with tax basis cancellation of debt, gains or losses on dispositions, changes in the fair value of contingent consideration and financial instruments and similar or infrequent items less maintenance capital expenditures . AFFO includes adjustments to reflect the Company’s share of AFFO from unconsolidated entities . We believe that the use of FFO and AFFO, and their respective per share amounts, combined with the required GAAP presentations, improves the understanding of operating results of REITs among investors and analysts, and makes comparisons of operating results among such companies more meaningful . We consider FFO and AFFO to be useful measures for reviewing comparative operating performance . In particular, we believe AFFO, by excluding certain revenue and expense items, can help investors compare our operating performance between periods and to other REITs on a consistent basis without having to account for differences caused by unanticipated items and events, such as transaction and integration related costs . The Company uses FFO and AFFO, and their respective per share amounts, only as performance measures, and FFO and AFFO do not purport to be indicative of cash available to fund our future cash requirements . While FFO and AFFO are relevant and widely used measures of operating performance of REITs, they do not represent cash flows from operations or net income as defined by GAAP and should not be considered an alternative to those measures in evaluating our liquidity or operating performance . Further, our computations of EBITDA, Adjusted EBITDA, FFO and AFFO may not be comparable to that reported by other REITs or companies that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition or define EBITDA, Adjusted EBITDA and AFFO differently than we do . 29

Glossary

4G: The fourth generation of cellular wireless standards that is widely deployed by cellular operators today with the ability to transport data at rates up to 100 MBPS Internet access for mobile users.

5G: The fifth generation of cellular wireless standards that began to be deployed in 2019, with expected wide scale deployment over the next year. 5G has the ability to transport data with low latency and at rates of up to 1 GBPS for both stationary and mobile users.

Adjusted EBITDA: Adjusted EBITDA is defined as EBITDA before stock-based compensation expense and the impact, which may be recurring in nature, of transaction and integration related costs, costs associated with Windstream's bankruptcy, costs associated with litigation claims made against us, and costs associated with the implementation of our new enterprise resource planning system (collectively, "Transaction Related and Other Costs"), the write off of unamortized deferred financing costs, costs incurred as a result of the early repayment of debt, gains or losses on dispositions, changes in the fair value of contingent consideration and financial instruments, and other similar or infrequent items.

Backbone: A major fiber optic network that interconnects smaller networks including regional and metropolitan networks. It is the through-portion of a transmission network, as opposed to laterals and spurs which branch off to connect customer locations.

Bandwidth Infrastructure: Lit and dark bandwidth provided over fiber networks. These services are commonly used to transport telecom services, such as wireless, data, voice, Internet and video traffic between locations. These locations frequently include cellular towers, network-neutral and network specific data centers, carrier hotels, mobile switching centers, CATV head ends and satellite uplink sites, ILEC central offices, and other key buildings that house telecommunications and computer equipment. Bandwidth Infrastructure services that are lit (i.e. provided by using optronics that "light" the fiber) include Ethernet and Wavelength services. Bandwidth Infrastructure services that are not lit are sold as dark-fiber capacity.

Capital Intensity: Capital expenditures as a percentage of revenue.

Churn: Decline in MRR, such as disconnects, bandwidth downgrades, and price reductions. Includes decline in MRR related to lit backhaul sites converting to dark fiber.

Conduit: A pipe, usually made of metal, ceramic or plastic, that protects buried fiber optic cables.

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Glossary

Core Adjusted EBITDA: Represents Adjusted EBITDA principally generated from leasing and lit services of the fiber network, as well as Adjusted EBITDA that are ancillary to the fiber network, including managed services. Core Adjusted EBITDA also includes non-recurring Adjusted EBITDA that is related to our core operations, such as equipment sales, certain construction projects, and early termination fees. Core Adjusted EBITDA excludes non-recurring Adjusted EBITDA that is not core to our operations, such as non-core construction projects.

Core Revenue: Represents revenue principally generated from leasing and lit services of the fiber network, as well as revenues that are ancillary to the fiber network, including managed services. Core Revenue also includes non-recurring revenue that is related to our core operations, such as equipment sales, certain construction projects, and early termination fees. Core Revenue excludes non-recurring revenue that is not core to our operations, such as non-core construction projects.

Dark Fiber: Fiber that has not yet been connected to telecommunications transmission equipment or optronics and, therefore, has not yet been activated or "lit".

Enterprise Value: Net Debt plus fair value of preferred equity plus market value of outstanding common stock and OP units.

Ethernet: Ethernet is the standard local area network (LAN) protocol. Ethernet was originally specified to connect devices on a company or home network as well as to a cable modem or DSL modem for Internet access. Due to its ubiquity in the LAN, Ethernet has become a popular transmission protocol in metropolitan, regional and long haul networks as well.

Fiber Optics: Fiber, or fiber optic cables, are thin filaments of glass through which light beams are transmitted over long distances.

Fiber Strand Miles: Fiber strand miles are the number of route miles in a network multiplied by the number of fiber strands within each cable on the network. For example, if a ten mile network segment has a 24 count fiber installed, it would represent 10 x 24 or 240 fiber miles.

FTT (Fiber-to-the-Tower): FTT are laterals or spurs that connect cell sites to the wider terrestrial network via fiber optic connections.

Gross Installs: MRR related to services that have been installed and are billable in a given period. Includes MRR related to new services installed and bandwidth upgrades.

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Glossary Growth Capital Investments (“GCI”): Capital expenditures on long - term, value - accretive fiber and related assets in the ILEC and CLEC territories owned by Uniti and leased to Windstream. Integration Capex: Capital expenditures made specifically with respect to recent acquisitions that are essential to integrating acquired compani es in our business. Lateral/Spur: An extension from the main or core portion of a network to a customer’s premises or other connection point. Maintenance Capex: Capital expenditures related to maintaining and preserving the existing network and related equipment. Mbps: A measure of telecommunications transmission speed. One megabit equals one million bits of information. Mobile Switching Centers: Buildings where wireless service providers house their Internet routers and voice switching equipment. Monthly Churn Rate: Monthly churn rate is calculated as monthly Churn divided by MRR on the last day of the preceding period. MRR (Monthly recurring revenue): Monthly recurring revenue generated based on the price that the customer is expected to pay over the initial term, including any pricing escalators or discounts. MRR also includes monthly revenue related to the amortization of upfront paym ent s by customers. O ur presentation of MRR is not a guarantee of future revenues and should not be viewed as a predictor of future annual revenues. Net Debt: Principal amount of debt outstanding, less unrestricted cash and cash equivalents. Net Secured Debt: Principal amount of secured debt outstanding, less unrestricted cash and cash equivalents. Net Success - Based Capex: Success - Based Capex less associated upfront customer payments. Does not include net capital expenditures related to integration, maintenance, and other, such as IT - related capex. NOC: Network operations center is a location that is used to monitor networks, troubleshoot network degradations and outages, and ens ure customer network outages and other network degradations are restored. Nodes: Points on a network that can receive, create, or transmit communication services. 32

Glossary

NRC (non-recurring charge): Upfront customer payments that are primarily associated with an executed fiber-related contract that utilizes either newly constructed or already owned fiber, and the fiber is intended to be owned by Uniti on a long-term basis.

Optronics: Various types of equipment that are commonly used to light fiber. Optronics include systems that are capable of providing Ethernet, Wavelengths, and other service over fiber optic cable.

Pipeline: Reflects sales opportunities or transactions we are currently pursuing. Sales pipeline values represent total contract value of the opportunities we are currently pursuing. M&A pipeline values represent estimated purchase price of deals we are currently pursuing. We have not signed an agreement and are not otherwise committed to consummating any of these sales opportunities or transactions and there can be no assurances that any of these sales opportunities or transactions will be completed. Completed transactions may be realized over several years.

Recurring Revenue: Revenue recognized for ongoing services based on the price that the customer is expected to pay over the initial term, including any pricing escalators or discounts. Recurring Revenue also includes revenue related to the amortization of upfront payments by customers. Our presentation of Recurring Revenue is not a guarantee of future revenues and should not be viewed as a predictor of future annual revenues.

Revenues Under Contract: Total contract value remaining pursuant to existing contracts, some of which may be past their expiration date and currently on a month to month basis. A portion of these contracts are subject to renewal each year, and there can be no assurances that the contracts will be renewed at all or, if they are renewed, that the renewal will not provide for lower rates.

Route miles: Route miles are the length, measured in non-overlapping miles, of a fiber network. Route miles are distinct from fiber strand miles, which is the number of route miles in a network multiplied by the number of fiber strands within each conduit on the network.

Sales Bookings: MRR in a given period relating to orders that have been signed by the customer and accepted by order management.

Small Cells: A site where antennae, electronic communications equipment and power are placed on a utility pole, street light pole or other structure that are generally 25 feet from the ground to create a cell with a smaller radius than that of a Cell Site. By reducing the distance between the antennae, electronic communication equipment and mobile user equipment, small cells can transport data at faster speeds than from a Cell Site. Small cells are connected the cellular network by fiber to a close Cell Site.

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Glossary Success - Based Capex: Gross capital expenditures related to installing existing or anticipated contractual customer service orders. Does not inclu de capital expenditures related to integration, maintenance, and other, such as IT - related capex. Switch: A switch is an electronic device that selects the path that voice, data, and Internet traffic take or use on a network. Total Contract Value: Contract MRR multiplied by the term of the contract in months. Tower: A free standing tower made of steel generally 200 to 400 feet above the ground with a triangular base and three to four sides bu ilt on leased parcels of land. Most towers can accommodate Multiple Cell Sites (and multiple tenants). Transport: A telecommunication service to move data, Internet, voice, video, or wireless traffic from one location to another. Wavelength: A channel of light that carries telecommunications traffic through the process of wavelength division multiplexing. 34